DAVID M. LOEV, ATTORNEY AT LAW
                         6300 WEST LOOP SOUTH, SUITE 280
                              BELLAIRE, TEXAS 77401
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                November 7, 2006

Mr. Craig Slivka                                                      VIA EDGAR
Division of Corporate Finance                                         ---------
United States Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3729

RE:  Pediatric Prosthetics, Inc.
     Information Statement on Schedule 14C
     Amended July 24, 2006
     File Number: 0-51804

Dear Mr. Slivka:

     In response to your comment letter dated August 16, 2006, Pediatric Prosthetics, Inc. ("Pediatric," the "Company," "we," and "us") has the following responses:

1. WE CONSIDERED YOUR RESPONSE TO PRIOR COMMENT 1 AND ARE UNABLE TO CONCUR. IN THIS CASE, BECAUSE THE AUTHORIZATION OF COMMON STOCK INVOLVES THE ISSUANCE OF SECURED CONVERTIBLE NOTE, ITEM 11 INFORMATION FOR THE ISSUANCE OF THE NOTES, INCLUDING FINANCIAL STATEMENTS, IS REQUIRED. PLEASE REFER TO NOTE A TO SCHEDULE 14A. IT IS OUR VIEW THAT THE SECURED NOTES ARE SENIOR SECURITIES AND THEREFORE THE INFORMATION REQUIRED BY ITEM 13 IS MATERIAL.

RESPONSE:

     We have included the information referred to in comments 1 and 2 of your June 22, 2006 comment letter as you have requested above in an Amended
     Schedule 14C filing with the Commission. Specifically, we have complied with Item 13(a) of Schedule 14A, and incorporated by reference Pediatric's Annual Report on Form 10-KSB for the year ended June 30, 2006 into the Information Statement, which Annual Report includes audited financial statements for the years ended June 30, 2005 and 2006; management's discussion and analysis of financial condition and results of operations relating to the years ended June 30, 2005 and 2006; changes in and disagreements with accountants on accounting and financial disclosure; and a discussion of the quantitative and qualitative disclosures regarding market risk, as is required by Item 13(a)(1-5) of Schedule 14A. Previously

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     Pediatric  had  disclosed  the  information  required  by  Item  13(a)(6), regarding the fact that it did not believe that any representative of its principal accountant would be attending the meeting referenced in the Information Statement and that information has been retained in the revised Information Statement. Furthermore, the full Annual Report on Form 10-KSB for the year ended June 30, 2006, will be sent to all of Pediatric's shareholders of record as an attachment to the Information Statement mailing.

     In  connection  with  your  prior  comment  2,  from  your  June  22,  2006 comment letter, we have added additional disclosures regarding the convertible debentures and the use of proceeds from the sale of the debentures already sold and those debentures which are anticipated to be sold in the future.

     Finally, we have added disclosure of the fact that Pediatric will not solicit further shareholder authorization for the issuance of the additional Callable Secured Term Notes or the shares of common stock issuable in connection with the Conversion of the Callable Secured Term Notes or the shares of common stock issuable in connection with the exercise of the Warrants.


                                    Very  Truly  Yours,


                                    /s/  John  S.  Gillies
                                        ----------------------
                                        John  S.  Gillies,
                                        Associate,
                                        David  M.  Loev,  Attorney  at  Law

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